BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1

Name and Address of Company:

INNEXUS BIOTECHNOLOGY INC.

Suite 2760 – 200 Granville Street, Vancouver, BC

V6C 1S4

Item 2

Date of Material Change:

March 17, 2008

Item 3

News Release

News Release dated March 19, 2008  disseminated under section 7.1 of National Instrument 51-102

Item 4

Summary of Material Change

The Issuer Announces  grant of incentive stock options.

Item 5

Full Description of Material Change

See attached News Release.

Item 6

Reliance on Section 7.1(2) OR (3) OF National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

There is no omitted information.

Item 8

Senior Officers

JEFF MORHET, President and CEO of the Company, is knowledgeable about the material change and this report.  He can be contacted by telephone at 480-862-7500 or by Email at jmorhet@ixsbio.com .

Item 9

Dated at Vancouver, British Columbia, the 19th day of march, 2008.

“Jeff Morhet”

JEFF MORHET

CHAIRMAN & CEO

NEWS RELEASE

INNEXUS BIOTECHNOLOGY ANNOUNCES GRANT OF INCENTIVE STOCK OPTION

British Columbia, Canada March 19, 2008  - InNexus Biotechnology Inc., (TSXV: IXS OTCBB: IXSBF) a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology announces that it has, effective march 17, 2008, granted incentive stock options to purchase an aggregate of 445,000 common shares without par value in the capital of the Company to certain persons who are either a director, officer, employee or consultant of the Company.  The stock options will be exercisable for a period 5  years expiring on March 16, 2013 at a price of $0.22 per common share.

The Options will vest equally on a quarterly basis, over a period of 18 months, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid, subject to the approval of the TSX Venture Exchange.

The granting of the foregoing incentive stock options is subject to acceptance by the TSX Venture Exchange.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology (DXL™) improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Jeff Morhet”

Jeff Morhet

Chairman & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com	The Investor Relations Group Christine Berni/Joe Triunfo, 212-825-3210 cberni@investorrelationsgroup.com jtriunfo@investorrelationsgroup.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788